[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

91322.00019

June 28, 2017

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Momentum Strategy 2017

(the “Trust”) (File Nos. 333-218111 and 811-22966)

Dear Ms. Larkin:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated June 12, 2017, with respect to the above-referenced Trust. The Trust consists of one underlying unit investment trust portfolio, Morgan Stanley Global Investment Solutions — Momentum Strategy 2017.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Trust’s registration statement will be reflected in the Trust’s pricing amendment, which is currently anticipated to be filed on or about Friday, June 30, 2017. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

Prospectus

Page 2 -  Investment Concept and Selection Process

1. The Trust’s name includes the term “global.” Please expressly describe how the Trust  will “invest [its] assets in investments that are tied economically to a number of countries  throughout the world.” See Investment Company Names, Investment Company Act Release No.  24828, at n.42 (Jan. 17, 2001). For example, the Trust could include a policy that, under normal  market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market  conditions are not deemed favorable, in which case the Trust would invest at least 30% of its  assets) in companies organized or located in multiple countries outside the United States or doing  a substantial amount of business in multiple countries outside the United States.

Response: The disclosure has been revised in accordance with the above comment.

2. You state, “The Trust will seek to meet its objective by investing in a portfolio of common stocks of domestic and foreign companies which have outperformed on a trailing 6 month return basis (‘Momentum stocks’).”

a. Please add, “the MSCI World Index” after “outperformed.”

b. Please clarify in plain English what you mean by “a trailing 6 month return basis.”

Response: The disclosure has been revised in accordance with the above comment.

3. You state, “MSWMIR holds the view that continuing global ‘reflation,’ which may be described as the product of inflationary policy aimed at driving economic recovery, may provide additional support for sustained outperformance for certain sectors significantly represented among current Momentum stocks, including the Financial and Industrial sectors.” Please clarify in plain English what you mean by “the product of inflationary policy.”

Response: The disclosure has been revised in accordance with the above comment.

4. You state, “The strategy employed to select the Trust’s portfolio begins by taking all U.S. equities, and American Depositary Receipts (‘ADRs’) for international stocks, with market capitalizations exceeding $10 billion, excluding China A Shares and Morgan Stanley stock from the selection universe, that also have available price-to-book value data from FactSet.”

a. Please explain supplementally why you exclude China A Shares and Morgan Stanley stock from the selection universe.

b. Please clarify in plain English what FactSet is.

Response: The disclosure has been revised in accordance with the above comment.

Pages 2-3 — Principal Risk Factors

5. Please add risks for investing in emerging markets, if applicable, and add corresponding disclosure in “Investment Concept and Selection Process.”

Response: The disclosure has been revised in accordance with the above comment.

6. You state that the Trust’s portfolio “invests significantly in one or more sectors.” Please ensure that all sectors are clearly identified and specifically mentioned in both the summary and non-summary sections. For example, the summary section identifies the financial and industrial sectors. But the summary section does not identify, for example, the health care sector, although such sector is discussed later in the registration statement.

Response: The sector risk disclosures in both the summary and non-summary sections of the Prospectus have been revised in accordance with the above comment.

Page 4 — Fee Table and Example

7. Footnote *** to the fee table states, “The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date.” Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Response: The creation and development fee is paid by all units of the Trust only at the close of the initial offering period. To the extent the Sponsor makes units of the Trust available for sale following the end of the initial offering period, purchasers of such units will not be subject to the creation and development fee. The Prospectus disclosure has been revised to clarify these details.

Page 10 — Structure and Offering

8. You state, “During the initial offering of Units it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in the Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income.” Please disclose what “dilution” is in plain English.

Response: The disclosure has been revised in accordance with the above comment.

Page 19 — Public Offering Price

9. You state, “The deferred sales charge of $0.135 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under ‘Summary of Essential Information—Deferred Sales Charge Payment Dates.’” “Capital Account” is a defined term but has not yet been defined. Please revise accordingly.

Response: The disclosure has been revised in accordance with the above comment.

10. Please describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond (e.g., the insurer name, policy number, and amount). See Instruction 1 to Form S-6 and Item 23 of Form N-8 B-2. This information can be added to the first section under “Contents of Registration Statement.”

Response: The information requested in the above comment is disclosed in Item 23 of the Sponsor’s Form N-8B-2 (File No. 811-22966) filed on May 14, 2014, and further, will be included under the first section under “Contents of Registration Statement” in the materials submitted for the Trust’s pricing amendment.

11. Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

Response: The Trust’s pricing amendment for which the Sponsor will seek effectiveness will include the undertaking to file reports under Instruction 3.3 of Form S-6.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Friday, June 30, 2017. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures